KAL Energy, Inc.
93-95 Gloucester Place
London, United Kingdom WIU 6JQ

October 26, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	KAL Energy, Inc.
Form 10-KSB for the fiscal year ended May 31, 2007
File No. 333-97201
Responses to Securities and Exchange Commission Staff comments made by letter dated October 19, 2007

Ladies and Gentlemen:

KAL Energy, Inc. (“we,” “us” or “our”), in connection with our filing of a Form 10-KSB for the fiscal year ended May 31, 2007, hereby makes the following responses to the Securities and Exchange Commission Staff’s comments to that filing made by letter dated June 28, 2007, which are keyed to correspond to the comments made in such letter. We also revised the Form 10-QSB for the quarter ended June 30, 2007, filed August 22, 2007, to respond to these comments. For your ease of reference, each response is preceded by a reproduction of the corresponding comment, and each response contains a reference to the page number(s) where the responsive information may be found in the amended filings.

Controls and Procedures

Conclusions, page 43

1.
We note that your officers qualify their conclusion as to the effectiveness of your disclosure controls and procedures with the words “subject to the limitations above.” Please revise the conclusion to eliminate this qualification.

Response: We revised our disclosure to eliminate the qualification. Please see page 3 of Amendment No. 1 to the Form 10-KSB.

2.
You disclose that your officers have concluded that “the ‘disclosure controls’ are effective in providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.” Item 307 of Regulation S-B requires you to disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(c) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures means controls that are “...designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officers’ conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers’ conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act.

Securities and Exchange Commission
October 26, 2007

Response: We revised the officers’ conclusion to state that the disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act. Please see page 3 of Amendment No. 1 to the Form 10-KSB.

3.
We note your statement that there were no changes to your “internal controls” that occurred during the fourth quarter ended May 31, 2007. Item 308(c) of Regulation S-B requires that you state whether there were any changes to your “internal controls over financial reporting.” Please revise your statement accordingly.

Response: We revised the statement as set forth in this comment. Please see page 3 of Amendment No. 1 to the Form 10-KSB.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact our legal counsel, Shivbir Grewal at (949) 725-4119 or Michael Lawhead at (949) 725-4277.

Sincerely,

/s/ Jorge Nigaglioni
Jorge Nigaglioni
Chief Financial Officer

cc:	Shivbir Grewal, Esq.
Michael Lawhead, Esq.